Exhibit 99.1

ASX Market Announcement

New Publication Validates geneType for Melanoma Risk Assessment

Melbourne, Australia, 28 April 2023: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”) a global leader in genomics-based tests in health, wellness and serious disease is pleased to announce the publication of a research paper in the peer-reviewed journal Melanoma Research validating the geneType for Melanoma risk assessment test in one of the most commonly diagnosed cancers in the Western world, 3rd in Australia and 5th in the United States.

Highlights:

●	The study used participant samples from the UK Biobank to develop a new Polygenic Risk Score (PRS) for melanoma that comprises 68 single-nucleotide polymorphisms (SNPs).

●	Identified the top 20% of people who were at 2.3 times increased risk of melanoma compared to the population average by combining the PRS and a clinical risk score to predict 10-year risk of melanoma.

●	Being able to identify people at high risk of melanoma has two important benefits:

i.	encourage prevention of melanoma in the form of protection from sun exposure; and

ii.	target early detection efforts, such as screening, to improve prognosis.

●	Early detection of melanoma will also reduce the substantial treatment costs associated with late-stage disease.

●	The publication – the 6th publication in the last 5 months – highlights GTG’s commitment to ongoing scientific development of the geneType suite of risk assessment tests.

The paper entitled “Melanoma risk prediction based on a polygenic risk score and clinical risk factors” was published in the peer-reviewed journal Melanoma Research. The paper is authored by GTG’s scientific team including Dr Kevin Wong, Dr Erika Spaeth, Dr Gillian Dite, Dr Richard Allman and Dr Nicholas Murphy.

The study demonstrated that the geneType risk assessment test for Melanoma offered a significant improvement in risk assessment compared with the clinical model alone in assessing a person’s risk of melanoma.

GeneType’s improved risk prediction model highlights the importance of skin cancer screening and other risk management options for at-risk adults. Prevention and early detection efforts are paramount to lowering the clinical and economic burden of melanoma.

Dr Erika Spaeth, GTG’s Director of Clinical & Medical Affairs, and an author on the paper, noted “Risk awareness can inform decision-making between clinicians and their patients enabling them to discuss the benefits of screening and ultimately lead to early diagnosis of melanoma”.

The test is now commercially available with further information available from GeneType.com.

-END-

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Authorised for release by the board of directors of Genetic Technologies Limited.

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000